February 24, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: TOA Optical Tech, Inc.

Response to Staff Comments, February 20, 2014

Form 8-K

Filed February 18, 2014

File No. 000-55028

To the men and women of the SEC:

On behalf of TOA Optical Tech, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated February 20, 2014 addressed to Mr. Hajime Abe, the Company’s Secretary and Treasurer, with respect to the Company’s filing of its 8-K on February 18, 2014.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s)

1.) Your disclosure states that you dismissed the registered independent public accountant, Messineo & Co, CPAs, LLC on February 13, 2014. However, we note the former auditor states in their letter dated February 13, 2014 that they declined to stand for re-appointment. Please clarify for us whether you dismissed your former auditor or whether they declined to stand for re-appointment and revise your Form 8-K disclosure accordingly.

COMPANY RESPONSE

We have made a clerical error in the previous 8-K. It should have stated that the the independent public account, Messineo & Co. declined to stand for re-appointment. This error has been amended in the 8-K/A that is filed in tandem with this correspondence.

2.) To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

COMPANY RESPONSE

As previously mentioned, the company acknowledges that this was just a clerical error and the 8-K should have originally read that Messineo & Co. declined to stand for re-appointment, therefore exhibit 16 remains the same in its context. Item 4 (a) in the 8-K has been amended appropriately in the document.

The company acknowledges that: the company is responsible for the adequacy and accuracy of the disclosure in the filing, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: February 24, 2014

/s/ Hajime Abe

Secretary and Treasurer